SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. The Lancet Neurology publishes Prana’s Huntington’s Disease Trial

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

November 18, 2014

The Lancet Neurology publishes Prana’s Huntington’s Disease Trial

MELBOURNE, Tuesday, November 18th, 2014: Prana Biotechnology (ASX: PBT/NASDAQ:PRAN) has today announced that the results of its Phase 2 trial in Huntington’s disease, Reach2HD, has been published online in one of the world’s leading medical journals, The Lancet Neurology.

Prana announced in February 2014 that the Company had successfully met its primary endpoint of safety and tolerability in the Reach2HD study, a double-blind, placebo-controlled study conducted by Prana and the Huntington Study Group at research sites in the United States and Australia. The study enrolled 109 individuals with Huntington’s disease who were randomly assigned to receive daily doses of either PBT2 250mg, PBT2 100mg, or placebo for 26 weeks.

The paper was authored by investigators from the Huntington Study Group led by Dr Ray Dorsey, Professor of Neurology at the University of Rochester and the Principal Investigator on the trial. The paper is accompanied by an editorial in The Lancet Neurology. The results support the view that the findings of the Reach2HD Study warrant further investigation in a large clinical study powered to measure efficacy.

Dr Dorsey said: “Publication in The Lancet Neurology reflects the outstanding contribution of the investigators and participants in the study, highlights the importance of the study, and serves as a basis for planning future studies of PBT2 for the treatment of Huntington’s disease.”

Geoffrey Kempler, Executive Chairman of Prana Biotechnology, said the next steps for the commercialisation program of PBT2 for Huntington’s disease is the End of Phase 2 meeting with the US Food and Drug Administration (FDA). “The Lancet Neurology publication supports our commitment to take the next steps in the commercial pathway towards developing PBT2 as a treatment for Huntington’s disease,” Mr Kempler said.

“Publication of the Reach2HD trial follows the recent granting of Orphan Drug designation by the FDA for PBT2 for Huntington’s disease.”

The Lancet Neurology paper is available at  http://www.thelancet.com/journals/laneur/onlinefirst

Contacts:

Investor Relations	Media

Rebecca Wilson	Ben Oliver

E: rwilson@buchanwe.com.au	E: boliver@buchanwe.com.au

Tp: +61 3 9866 4722	Tp: +613 9866 4622

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About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer's disease and other major age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information please visit the Company’s web site at www.pranabio.com

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

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